UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

North Penn Bancorp, Inc.
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
661454207
(CUSIP Number)
July 10, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	661454207

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

P. Oppenheimer Investment Partnership L.P. - 13-3450444
Oppenheimer-Spence Financial Services Partnership L.P. - 13-3747447
Oppenheimer-Close International, Ltd.
Oppvest, LLC - 13-3896312
Oppvest II, LLC - 13-4153181
Philip V. Oppenheimer
Carl K. Oppenheimer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

P. Oppenheimer Investment Partnership L.P. - Delaware
Oppenheimer-Spence Financial Services Partnership L.P. - Delaware
Oppenheimer-Close International, Ltd. - Bermuda
Oppvest, LLC - Delaware
Oppvest II, LLC - Delaware
Philip V. Oppenheimer - U.S. Citizen
Carl K. Oppenheimer - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

P. Oppenheimer Investment Partnership L.P. - 60,420
Oppenheimer-Spence Financial Services Partnership L.P. - 19,609
Oppenheimer-Close International, Ltd. - 2,636
Oppvest, LLC* - 80,029
Oppvest II, LLC* - 2,636
Philip V. Oppenheimer* - 82,665
Carl K. Oppenheimer* - 82,665

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 80,029 shares of the Issuer, which includes 60,420 shares held by P. Oppenheimer and 19,609 shares held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 2,636 shares of the Issuer, which includes 2,636 shares held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 82,665 shares of the Issuer, which include 60,420 shares held by P. Oppenheimer, 19,609 shares held by Oppenheimer-Spence and 2,636 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

P. Oppenheimer Investment Partnership L.P. - 60,420
Oppenheimer-Spence Financial Services Partnership L.P. - 19,609
Oppenheimer-Close International, Ltd. - 2,636
Oppvest, LLC* - 80,029
Oppvest II, LLC* - 2,636
Philip V. Oppenheimer* - 82,665
Carl K. Oppenheimer* - 82,665

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 80,029 shares of the Issuer, which includes 60,420 shares held by P. Oppenheimer and 19,609 shares held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 2,636 shares of the Issuer, which includes 2,636 shares held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 82,665 shares of the Issuer, which include 60,420 shares held by P. Oppenheimer, 19,609 shares held by Oppenheimer-Spence and 2,636 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

P. Oppenheimer Investment Partnership L.P. - 60,420
Oppenheimer-Spence Financial Services Partnership L.P. - 19,609
Oppenheimer-Close International, Ltd. - 2,636
Oppvest, LLC* - 80,029
Oppvest II, LLC* - 2,636
Philip V. Oppenheimer* - 82,665
Carl K. Oppenheimer* - 82,665

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 80,029 shares of the Issuer, which includes 60,420 shares held by P. Oppenheimer and 19,609 shares held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 2,636 shares of the Issuer, which includes 2,636 shares held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 82,665 shares of the Issuer, which include 60,420 shares held by P. Oppenheimer, 19,609 shares held by Oppenheimer-Spence and 2,636 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

P. Oppenheimer Investment Partnership L.P. - 3.8%
Oppenheimer-Spence Financial Services Partnership L.P. - 1.2%
Oppenheimer-Close International, Ltd. - 0.2%
Oppvest, LLC* - 5.1%
Oppvest II, LLC* - 0.2%
Philip V. Oppenheimer* - 5.2%
Carl K. Oppenheimer* - 5.2%

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 5.1% of the Issuer’s Common Stock, which includes 3.8% owned by P. Oppenheimer and 1.2% owned by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 0.2% of the Issuer’s Common Stock, which includes 0.2% owned by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 5.2% of the Issuer’s Common Stock, which include 3.8% owned by P. Oppenheimer, 1.2% owned by Oppenheimer-Spence and 0.2% owned by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule13G.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

P. Oppenheimer Investment Partnership L.P. - PN
Oppenheimer-Spence Financial Services Partnership L.P. - PN
Oppenheimer-Close International, Ltd. - FI
Oppvest, LLC - OO (Limited Liability Company)
Oppvest II, LLC - OO (Limited Liability Company)
Philip V. Oppenheimer - IN
Carl K. Oppenheimer - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

North Penn Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

North Penn Bancorp, Inc. 216 Adams Avenue Scranton, PA 18503

Item 2(a)	Name of Person Filing.

P. Oppenheimer Investment Partnership L.P.
Oppenheimer-Spence Financial Services Partnership L.P.
Oppenheimer-Close International, Ltd.
Oppvest, LLC
Oppvest II, LLC
Philip V. Oppenheimer
Carl K. Oppenheimer

Item 2(b)	Address of Principal Business Office or, if none, Residence.

119 West 57th Street, Suite 1515 New York, NY 10019

Item 2(c)	Citizenship.

P. Oppenheimer Investment Partnership L.P., Oppenheimer-Spence Financial Services Partnership L.P., Oppvest, LLC and Oppvest II, LLC are all organized under Delaware law.
Oppenheimer-Close International, Ltd. is organized under Bermuda law.
Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer are both U.S. citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $0.10 Per Share

Item 2(e)	CUSIP Number.

661454207

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	P. Oppenheimer Investment Partnership L.P. - 60,420
Oppenheimer-Spence Financial Services Partnership L.P. - 19,609
Oppenheimer-Close International, Ltd. - 2,636
Oppvest, LLC* - 80,029
Oppvest II, LLC* - 2,636
Philip V. Oppenheimer* - 82,665
Carl K. Oppenheimer* - 82,665

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 80,029 shares of the Issuer, which includes 60,420 shares held by P. Oppenheimer and 19,609 shares held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 2,636 shares of the Issuer, which includes 2,636 shares held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 82,665 shares of the Issuer, which include 60,420 shares held by P. Oppenheimer, 19,609 shares held by Oppenheimer-Spence and 2,636 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(b)	Percent of Class:
P. Oppenheimer Investment Partnership L.P. - 3.8%
Oppenheimer-Spence Financial Services Partnership L.P. - 1.2%
Oppenheimer-Close International, Ltd. - 0.2%
Oppvest, LLC* - 5.1%
Oppvest II, LLC* - 0.2%
Philip V. Oppenheimer* - 5.2%
Carl K. Oppenheimer* - 5.2%

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 5.1% of the Issuer’s Common Stock, which includes 3.8% owned by P. Oppenheimer and 1.2% owned by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 0.2% of the Issuer’s Common Stock, which includes 0.2% owned by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 5.2% of the Issuer’s Common Stock, which include 3.8% owned by P. Oppenheimer, 1.2% owned by Oppenheimer-Spence and 0.2% owned by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule13G.

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:
P. Oppenheimer Investment Partnership L.P. - 60,420
Oppenheimer-Spence Financial Services Partnership L.P. - 19,609
Oppenheimer-Close International, Ltd. - 2,636
Oppvest, LLC* - 80,029
Oppvest II, LLC* - 2,636
Philip V. Oppenheimer* - 82,665
Carl K. Oppenheimer* - 82,665

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 80,029 shares of the Issuer, which includes 60,420 shares held by P. Oppenheimer and 19,609 shares held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 2,636 shares of the Issuer, which includes 2,636 shares held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 82,665 shares of the Issuer, which include 60,420 shares held by P. Oppenheimer, 19,609 shares held by Oppenheimer-Spence and 2,636 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
P. Oppenheimer Investment Partnership L.P. - 60,420
Oppenheimer-Spence Financial Services Partnership L.P. - 19,609
Oppenheimer-Close International, Ltd. - 2,636
Oppvest, LLC* - 80,029
Oppvest II, LLC* - 2,636
Philip V. Oppenheimer* - 82,665
Carl K. Oppenheimer* - 82,665

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”) and Oppenheimer-Spence Financial Services Partnership L.P. (“Oppenheimer-Spence”), may be deemed an indirect beneficial owner of 80,029 shares of the Issuer, which includes 60,420 shares held by P. Oppenheimer and 19,609 shares held by Oppenheimer-Spence. Oppvest II, LLC (“Oppvest II”), in its capacity as investment advisor of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed an indirect beneficial owner of 2,636 shares of the Issuer, which includes 2,636 shares held by Oppenheimer International. Mr. Philip Oppenheimer and Mr. Carl Oppenheimer, in their capacities as managing members of Oppvest and Oppvest II, may be deemed indirect beneficial holders of 82,665 shares of the Issuer, which include 60,420 shares held by P. Oppenheimer, 19,609 shares held by Oppenheimer-Spence and 2,636 shares held by Oppenheimer International. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppvest II, Mr. Philip Oppenheimer and Mr. Carl Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppvest II, Mr. Philip Oppenheimer or Mr. Carl Oppenheimer is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

P. OPPENHEIMER INVESTMENT PARTNERSHIP L.P.
Date: March 18, 2010

By:	Philip V. Oppenheimer, Managing Member of Oppvest, LLC, the General Partner

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

OPPENHEIMER-SPENCE FINANCIAL SERVICES PARTNERSHIP L.P.
Date: March 18, 2010

By:	Philip V. Oppenheimer, Managing Member of Oppvest, LLC, the General Partner

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.
Date: March 18, 2010

By:	Philip V. Oppenheimer, Managing Member of Oppvest II, LLC, the Investment Advisor

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

OPPVEST, LLC
Date: March 18, 2010

By:	Philip V. Oppenheimer, Managing Member

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

OPPVEST II, LLC
Date: March 18, 2010

By:	Philip V. Oppenheimer, Managing Member

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

PHILIP V. OPPENHEIMER
Date: March 18, 2010

By:	Philip V. Oppenheimer

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

CARL K. OPPENHEIMER
Date: March 18, 2010

By:	Carl K. Oppenheimer

	By:	/s/ Danielle D. Giovannone

Name: Danielle D. Giovannone
The Nelson Law Firm, LLC
One North Broadway, Suite 712
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, Beth N. Lowson, Danielle D. Giovannone, Daniel M. Zinn and Sean W. McDowell, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of March, 2010.

By:	/s/ Philip V. Oppenheimer

Philip V. Oppenheimer

The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Scott M. Dubowsky, Beth N. Lowson, Danielle D. Giovannone, Daniel M. Zinn and Sean W. McDowell, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of March, 2010.

By:	/s/ Carl K. Oppenheimer

Carl K. Oppenheimer